SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of November, 2002

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:	Director Shareholding released on 28 November 2002





                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company
 Prudential plc



2. Name of director
Philip A J Broadley, Julia Ann Burdus, Roberto Mendoza, Robert Rowley, Mark E Tucker, G Mark Wood



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Directors named above & spouse where applicable



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Philip A J Broadley & Gillian E Broadley

Julia Ann Burdus

Roberto Mendoza

Robert Rowley

Mark E Tucker

G Mark Wood



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
See point 7



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary Scrip dividend on shares of Prudential plc





7. Number of shares / amount of stock acquired
Philip A J Broadley 112 shares (100 shares in the name of the Director and 12 in the name of his spouse)

Julia Ann Burdus 92 shares

Roberto Mendoza 11 shares

Robert Rowley 493 shares

Mark E Tucker 3,735 shares

G Mark Wood 1,570 shares




8. Percentage of issued class
Philip A J Broadley Less than 0.000006%

Julia Ann Burdus Less than 0.000005%

Roberto Mendoza Less than 0.0000005%

Robert Rowley Less than 0.00002%

Mark E Tucker Less than 0.0002%

G Mark Wood Less than 0.00008%




9. Number of shares/amount of stock disposed
 N/A



10. Percentage of issued class
N/A



11. Class of security
Shares of 5p each



12. Price per share
 440.6p



13. Date of transaction
 28 November 2002



14. Date company informed
 28 November 2002



15. Total holding following this notification
Philip A J Broadley (171,465 shares)

Julia Ann Burdus (5,866 shares)

Roberto Mendoza (45,081 shares)

Robert Rowley (25,635 shares)

Mark E Tucker (397,351 shares)

G Mark Wood (220,173 shares)



16. Total percentage holding of issued class following this notification Philip A J Broadley Less than 0.009%

Julia Ann Burdus Less than 0.0003%

Roberto Mendoza Less than 0.002%

Robert Rowley Less than 0.001%

Mark E Tucker Less than 0.02%

G Mark Wood 0.01%


 If a director has been granted options by the company please complete the following boxes.

17. Date of grant
 N/A



18. Period during which or date on which exercisable
 N/A



19. Total amount paid (if any) for grant of the option
 N/A



20. Description of shares or debentures involved: class, number
N/A



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
 N/A



22. Total number of shares or debentures over which options held following this notification
N/A



23. Any additional information
N/A

24. Name of contact and telephone number for queries
Jennie Webb, 020 7548 6027



25. Name and signature of authorised company official responsible for making this notification
 John Price, Deputy Group Secretary, 020 7548 3805



Date of Notification
28 November 2002


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 28 November 2002

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                      By: /s/  ___ John Price ____

                                                        JOHN PRICE
                                                        DEPUTY GROUP SECRETARY